UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of registrant’s name into English)

Brookfield Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into Brookfield Asset Management Inc.’s registration statement on Form F-3 (File No. 333-182656) and the registration statements of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File No. 333-215992 and 333-215992-02) and Brookfield Finance LLC on Form F-3 (File No. 333-215992-01).

Explanatory Note

Brookfield Asset Management Inc. (the “Company” or the “Registrant”) is filing this Report on Form 6-K solely for the purpose of re-filing and incorporating by reference Exhibits 99.1 (Annual Information Form for the fiscal year ended December 31, 2016) and 99.2 (Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2016, the Consolidated Financial Statements for the fiscal year ended December 31, 2016, and the Attestation Report of the Independent Registered Public Accounting Firm) to the Company’s Annual Report on Form 40-F, into the Company’s registration statements, as noted on the cover of this Form 6-K.  See the Exhibit Index to this Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2016.
99.2

Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2016, the Consolidated Financial Statements for the fiscal year ended December 31, 2016, and the Attestation Report of the Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: September 11, 2017	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President, Legal Affairs